Exhibit 12

CVB Financial Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

		For the Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Earnings excluding interest on deposits (1):
Earnings before income taxes	$162,797	$144,275	$114,693	$120,804	$86,739
Fixed charges	13,341	13,449	21,247	28,296	41,946

	$176,138	$157,724	$135,940	$149,100	$128,685

Preferred dividends (2):	$—	$—	$—	$—	$—
Fixed charges (1):
Interest on borrowings	$11,412	$11,620	$19,361	$26,331	$39,719
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,929	1,829	1,886	1,965	2,227

	$13,341	$13,449	$21,247	$28,296	$41,946

Ratio of earnings to fixed charges, excluding interest on deposits	13.20	11.73	6.40	5.27	3.07

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	13.20	11.73	6.40	5.27	3.07

Earnings including interest on deposits (1):
Earnings before income taxes	$162,797	$144,275	$114,693	$120,804	$86,739
Fixed charges	18,318	18,336	27,158	37,004	60,199

	$181,115	$162,611	$141,851	$157,808	$146,938

Preferred dividends (2):	$—	$—	$—	$—	$—
Fixed charges (1):
Interest on deposits	$4,977	$4,887	$5,911	$8,708	$18,253
Interest on borrowings	11,412	11,620	19,361	26,331	39,719
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,929	1,829	1,886	1,965	2,227

	$18,318	$18,336	$27,158	$37,004	$60,199

Ratio of earnings to fixed charges, including interest on deposits	9.89	8.87	5.22	4.26	2.44

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	9.89	8.87	5.22	4.26	2.44

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.